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TABLE OF CONTENTS

As filed with the Securities and Exchange Commission on November 4, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	54-1708481 (I.R.S. Employer Identification No.)

1700 Old Meadow Road, Suite 300
McLean, Virginia 22102
(703) 902-2800
(Address, including zip code, and telephone number, including area code of Registrant's principal executive offices)

K. Paul Singh
Chairman, President and Chief Executive Officer
Primus Telecommunications Group, Incorporated
1700 Old Meadow Road, Suite 300
McLean, Virginia 22102
(703) 902-2800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian J. Lynch, Esq.
Cooley Godward LLP
One Freedom Square
11951 Freedom Drive
Reston, Virginia 20190
Tel: (703) 456-8000

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Titleof Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee

Common Stock, par value $.01 per share, and associated Series B Junior Participating Preferred Stock Purchase Rights	22,616,990	$8.98	$203,100,570.00	$16,431.00

(1)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) of the Securities Act. The price per share and aggregate offering price are based upon the average of the high and low sales price of Primus Telecommunications Group, Incorporated's common stock on October 28, 2003 as reported on the Nasdaq National Market. It is not known how many shares will be sold under this registration statement or at what price such shares will be sold.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information contained in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion. Dated November 4, 2003

PROSPECTUS

22,616,990 Shares

Primus Telecommunications Group, Incorporated

Common Stock

        The selling security holders identified in this prospectus are selling up to an aggregate of 22,616,990 shares of Primus Telecommunications Group, Incorporated ("Primus") common stock. During the 270-day period commencing as of November 4, 2003, certain selling security holders' shares will be subject to the terms of a lock-up agreement with Primus, which will generally prohibit the resale of 13,540,008 of such shares. See "Plan of Distribution—Lock-Up Agreements." Primus will not receive any of the proceeds from the sale of shares by the selling security holders.

        Primus common stock is listed on the Nasdaq National Market under the symbol PRTL. The last reported sales price of the common stock, as reported on the Nasdaq National Market on November 3, 2003, was $9.37 per share.

        Investing in the common stock involves a high degree of risk. See Risk Factors, beginning on page 5.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November     , 2003

TABLE OF CONTENTS

SUMMARY
RISK FACTORS
USE OF PROCEEDS
DIVIDEND POLICY
SELECTED FINANCIAL DATA
DESCRIPTION OF CAPITAL STOCK
SELLING SECURITY HOLDERS
PLAN OF DISTRIBUTION
WHERE YOU CAN FIND MORE INFORMATION
FORWARD-LOOKING INFORMATION
LEGAL MATTERS
EXPERTS

SUMMARY

        This summary highlights some of the information in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. To understand this prospectus, the common stock and our business, you should read the entire prospectus, particularly "Risk Factors" and the consolidated financial statements and related notes incorporated by reference into this prospectus.

PRIMUS

        Primus Telecommunications Group, Incorporated and our subsidiaries (which, except as expressly noted otherwise, we refer to as "we" "us" or "Primus" in this prospectus), are a global, facilities-based telecommunications services provider offering international and domestic voice, Internet and data services to business and residential retail customers and other carriers located primarily in the United States, Australia, Canada, the United Kingdom and western Europe. Our focus is to service the demand for high quality, competitively priced international communications services that is being driven by the globalization of the world's economies, the worldwide trend toward telecommunications deregulation and the growth of Internet and data traffic.

        We target customers with significant telecommunications needs, including small- and medium-sized enterprises, multinational corporations, residential customers, particularly ethnic customers, and other telecommunications carriers and resellers. We provide services over our global network, which consists of (1) 19 carrier-grade domestic and international gateway switching systems throughout North America, Australia, Europe and Japan; (2) approximately 250 points of presence within our principal service regions and other markets; (3) both owned and leased transmission capacity on undersea and land-based fiber optic cable systems; and (4) a global broadband asynchronous transfer mode (ATM) + Internet Protocol (IP) network and data centers.

        We offer our customers a wide range of services, including:

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  international and domestic long distance services;

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  voice over Internet protocol (VoIP) services;

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  prepaid calling cards (including Virtual Mobile Network Services (VMNS)), toll-free services and reorigination services;

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  dial-up, dedicated and high-speed Internet access;

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  local services, primarily in Australia and Canada;

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  ATM+IP broadband services; and

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  managed and shared Web hosting services and applications.

        We are a Delaware corporation with our principal executive offices located at 1700 Old Meadow Road, McLean, Virginia 22102. Our telephone number is (703) 902-2800 and our web site address is www.primustel.com. We make available free of charge through the "Investors" section of our web site our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission. We include our web site address in this prospectus only as an inactive textual reference and do not intend it to be an active link to our web site.

SECURITIES TO BE OFFERED

        This prospectus relates to the offer and sale by the selling security holders referenced in this prospectus of up to an aggregate of 22,616,990 shares of our common stock. During the 270-day period commencing as of November 4, 2003, certain selling security holders' shares will be subject to the terms of a lock-up agreement with Primus, which will generally prohibit the resale of 13,540,008 of such shares.

        The common stock was acquired by the selling security holders on November 4, 2003 through the conversion of all 559,950 outstanding shares of our Series C Convertible Preferred Stock ("Series C Preferred"). The selling security holders (also referred to as the "Former Series C Holders") acquired 438,853 shares and 121,097 shares of the Series C Preferred on December 31, 2002 and March 31, 2003, respectively, pursuant to the terms of a Stock Purchase Agreement dated as of December 31, 2002 (the Purchase Agreement).

        You should carefully consider the information set forth under "Risk Factors" in this prospectus beginning on page 5 and all other information included or incorporated by reference in this prospectus before deciding to purchase any common stock.

RISK FACTORS

        Any purchase of the shares of our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the information under the caption "Forward-Looking Information" and the other information contained in or incorporated by reference to this prospectus before you decide to buy common stock. If any of the following risks actually materializes, our business, financial condition, results of operations and future growth prospects would likely be materially adversely affected. In these circumstances, the market price of our common stock would likely decline, and you may lose all or part of the money you paid to buy the common stock.

Risks Related to Our Business

Our high level of debt may adversely affect our financial and operating flexibility.

        We currently have substantial indebtedness and we and our subsidiaries may incur additional indebtedness in the future. As of June 30, 2003, our total consolidated indebtedness (including obligations under capital leases and equipment financings) was $542.0 million. The terms of certain of our outstanding indebtedness limit, but do not prohibit, the incurrence of additional indebtedness.

        The level of our indebtedness:

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  could make it difficult for us to make required payments of principal and interest on our outstanding debt, including the notes;

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  could limit our ability to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes;

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  requires that a substantial portion of our cash flow, if any, be dedicated to the payment of principal and interest on our indebtedness and other obligations and, accordingly, such cash flow will not be available for use in our business;

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  could limit our flexibility in planning for, or reacting to, changes in our business;

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  results in us being more highly leveraged than many of our competitors, which may place us at a competitive disadvantage;

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  could discourage potential acquirors from making offers to acquire us; and

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  will make us more vulnerable in the event of a downturn in our business.

We have experienced historical, and may experience future, operating losses, negative free cash flow and net losses which may hinder our ability to meet our debt service or working capital requirements.

        As of June 30, 2003, we had an accumulated deficit of $(708.6) million. We incurred net losses of $(63.6) million in 1998, $(112.7) million in 1999, $(174.7) million in 2000, $(306.2) million in 2001 and $(34.6) million in 2002.

        Our recent net income and net revenue growth and recent positive free cash flow should not necessarily be considered to be indicative of future net income and net revenue growth or future free cash flow. We cannot assure you that our net income, net revenue or positive free cash flow will grow or be sustained in future periods. If we cannot sustain net income, operating profitability or positive free cash flow, we may not be able to meet our debt service or working capital requirements. These developments could have a material adverse impact on the trading prices of our common stock. See our discussion of free cash flow at note 1 to "Selected Financial Data."

Because a significant portion of our business is conducted outside the United States, fluctuations in foreign currency exchange rates could adversely affect our results of operations.

        A significant portion of our net revenue is derived from sales and operations outside the United States. The reporting currency for our consolidated financial statements is the USD. The local currency of each country is the functional currency for each of our respective entities operating in that country. In the future, we expect to continue to derive a significant portion of our net revenue and incur a significant portion of our operating costs outside the United States, and changes in exchange rates have had and may continue to have a significant, and potentially adverse, effect on our results of operations. Our primary risk of loss regarding foreign currency exchange rate risk is caused by fluctuations in the following exchange rates: USD/Australian dollar (AUD), USD/Canadian dollar (CAD), USD/British pound (GBP), and USD/Euro dollar (EUR). In the six months ended June 30, 2003, the USD weakened compared to the AUD, CAD, GBP and EUR. As a result, our revenue of the subsidiaries whose local currency is the AUD, CAD and EUR increased 7%, 7% and 24% in local currency compared to the six months ended June 30, 2002, but increased 23%, 16% and 53% in USD, respectively. Our revenue of the subsidiaries whose local currency is the GBP decreased 13% in local currency from the six months ended June 30, 2002, but decreased 3% in USD. Due to the large percentage of our operations conducted outside of the United States, strengthening of the USD relative to one or more of the foregoing currencies could have an adverse impact on our future results of operations. We historically have not engaged in hedging transactions and do not currently contemplate engaging in hedging transactions to mitigate foreign exchange risks.

        In addition, the operations of affiliates and subsidiaries in foreign countries have been funded with investments and other advances denominated in foreign currencies. Historically, such investments and advances have been long-term in nature, and we accounted for any adjustments resulting from currency translation as a charge or credit to "accumulated other comprehensive income (loss)" within the stockholders' deficit section of our consolidated balance sheets. In 2002, agreements with certain subsidiaries were put in place for repayment of a portion of the investments and advances made to the subsidiaries. As we anticipate repayment in the foreseeable future of these amounts, we recognize the unrealized gains and losses in foreign currency transaction gain (loss) on the consolidated statements of operations, and depending upon changes in future currency rates, such gains or losses could have a significant, and potentially adverse, effect on our results of operations.

Given our limited experience with, and the intense competition in, the Internet connectivity and data business, we may not be able to successfully operate or expand this part of our business.

        Since 1999, we have been targeting businesses and residential customers for Internet and data services through the Primus brand and other businesses. We have been expanding and intend to continue to expand our offering of Internet, data and VoIP services worldwide. We anticipate offering a broad range of Internet protocol-based data and voice communications over our global broadband ATM+IP network. Currently, we provide Internet access services to business and residential customers in the United States, Australia, Canada, Japan, India, Brazil, and Spain, and offer Internet transmission services in the Indian Ocean/Southeast Asia regions through our earth stations in India.

        Our experience with these services and these markets is limited. Furthermore, the market for dial-up and broadband Internet connectivity and related services is extremely competitive. Our primary competitors include incumbent operators, cable companies and other Internet service providers (ISPs) that have a significant national or international presence. Many of these operators have substantially greater resources, capital and operational experience than we do. We also expect we will experience increased competition from traditional telecommunications carriers and cable companies that expand into the market for Internet services. Therefore, our future operations involving these services may not generate operating or net income or positive free cash flow on a predictable basis and we may not be able to successfully expand this part of our business. See our discussion of free cash flow at note 1 to "Selected Financial Data."

If we do not operate our network efficiently and generate additional traffic, we may not be able to achieve our operational growth goals.

        Our long-term success depends on our ability to design, implement, operate, manage and maintain a reliable and cost-effective network. In addition, we rely on third parties to enable us to expand and manage our global network. If we fail to generate additional traffic on our network, if we experience technical or logistical impediments to our ability to migrate traffic onto our network, or if we experience difficulties with our third party providers, we may not achieve desired economies of scale or otherwise be successful in growing our business.

Our potential future growth may place a significant strain on our resources and, if not managed effectively, could result in operational inefficiencies and other difficulties.

        Our continued growth and expansion may place a significant strain on our management, operational and financial resources, and increase demand on our systems and controls. We have expanded our retail operations through our recent acquisition of the small- and medium-sized enterprise (SME) voice customer base of Cable & Wireless (C&W) in the United States and the expansion of our VMNS product, particularly in Europe. To manage our growth effectively, we must continue to implement and improve our operational and financial systems and controls, purchase and utilize other transmission facilities, and expand, train and manage our employee base. If we inaccurately forecast the movement of traffic onto our network, we could have insufficient or excessive transmission facilities and disproportionate fixed expenses. As we proceed with our development, operational difficulties could arise from additional demand placed on our customer support, billing and management information systems, on our support, sales and marketing and administrative resources and on our network infrastructure. For instance, we may encounter delays or cost-overruns or suffer other adverse consequences in implementing new systems when required. In addition, our operating and financial control systems and infrastructure could be inadequate to ensure timely and accurate financial reporting.

The integration of our recent and future acquisitions ultimately may not provide the benefits originally anticipated by management and may distract the attention of our personnel from the operation of our business.

        Acquisitions of businesses and customer lists, a key element of our historical growth strategy, involve operational risks, including the possibility that an acquisition does not ultimately provide the benefits originally anticipated by management. Moreover, there can be no assurance that we will be successful in:

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  identifying attractive acquisition candidates;

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  completing and financing additional acquisitions on favorable terms; or

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  integrating the acquired business or assets into our own.

        There may be difficulty in integrating the service offerings, distribution channels and networks gained through acquisitions with our own. Successful integration of operations and technologies requires the dedication of management and other personnel, which may distract their attention from the day-to-day business, the development or acquisition of new technologies, and the pursuit of other business acquisition opportunities, and there can be no assurance that successful integration will occur in light of these factors.

We experience intense domestic and international competition which may adversely affect our ability to attract and retain customers and which can cause significant pricing pressures that adversely affect our net revenues per minute, results of operations and financial condition.

        The long distance telecommunications and data industry is intensely competitive and is significantly influenced by the marketing and pricing decisions of the larger long distance industry and Internet access business participants. In addition, alternative services to traditional fixed wireline services, such as wireless and VoIP services, are a substantial competitive threat. The industry has relatively limited barriers to entry in the more deregulated countries with numerous entities competing for the same customers. Customers frequently change long distance providers and ISPs in response to the offering of lower rates or promotional incentives by competitors. Generally, customers can switch carriers at any time. Competition in all of our markets is likely to remain intense, or even increase in intensity and, as deregulatory influences are experienced in markets outside the United States, competition in non-United States markets is likely to become similar to the intense competition in the United States.

        Our competitors in our core markets include, among others: AT&T, MCI, Sprint, the regional Bell operating companies (RBOCs) and the major wireless carriers in the United States; Telstra, SingTel Optus and Telecom New Zealand in Australia; Telus, BCE, CallNet and Allstream (formerly AT&T Canada) in Canada; and British Telecommunications plc. (BT), Cable & Wireless UK, AT&T, MCI, Colt Telecom, Energis and the major wireless carriers in the United Kingdom. Many of our competitors are significantly larger than we are and have:

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  substantially greater financial, technical and marketing resources;

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  larger networks;

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  a broader portfolio of service offerings;

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  greater control over transmission lines;

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  stronger name recognition and customer loyalty;

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  long-standing relationships with our target customers; and

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  lower leverage ratios.

As a result, our ability to attract and retain customers may be adversely affected.

        Many of our competitors enjoy economies of scale that result in low cost structures for transmission and related costs that could cause significant pricing pressures within the industry. Several long distance carriers in the United States, including most recently, AT&T, MCI, Sprint, the RBOCs and the major wireless carriers, have introduced pricing and product bundling strategies that provide for fixed, low rates for calls within the United States. This strategy could have a material adverse effect on our net revenue per minute, results of operations and financial condition if increases in telecommunications usage and potential cost declines do not result in, or are insufficient to offset the effects of, such price decreases. Many companies emerging out of bankruptcy might benefit from a lower cost structure and might apply pricing pressure within the industry to gain market share. We compete on the basis of price, particularly with respect to our sales to other carriers, and also on the basis of customer service and our ability to provide a variety of telecommunications products and services. If such price pressures materialize, we may not be able to compete successfully in the future.

        Furthermore, recent and pending deregulation in various countries may encourage new entrants to compete, including ISPs, cable television companies and utilities. For example, the United States and many other countries have committed to open their telecommunications markets to competition pursuant to an agreement under the World Trade Organization which began on January 1, 1998. Further, in the United States, as certain conditions have been met under the Telecommunications Act of 1996, the RBOCs have been allowed to enter the long distance market, AT&T, MCI and other long distance carriers have been allowed to enter the local telephone services market, and any entity, including cable television companies and utilities, have been allowed to enter both the local service and long distance telecommunications markets.

A deterioration in our relationships with facilities-based carriers could have a material adverse effect upon our cost structure, service quality, network diversity, results of operations and financial condition.

        We primarily connect our customers' telephone calls through transmission lines that we lease under a variety of arrangements with other facilities-based long distance carriers. Many of these carriers are, or may become, our competitors. Our ability to maintain and expand our business depends on our ability to maintain favorable relationships with the facilities-based carriers from which we lease transmission lines. If our relationship with one or more of these carriers were to deteriorate or terminate, it could have a material adverse effect upon our cost structure, service quality, network diversity, results of operations and financial condition. Moreover, we lease transmission lines from some vendors that currently are subject to tariff controls and other price constraints, which in the future may be changed.

Uncertainties and risks associated with international markets could adversely impact our international operations.

        We have significant international operations. In many international markets, the incumbent carrier is likely to:

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  control access to, and pricing of, the local networks;

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  enjoy better brand recognition and brand and customer loyalty; and

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  have significant operational economies of scale, including a larger backbone network and more correspondent agreements.

        Moreover, the incumbent carrier may take many months to allow competitors, including us, to interconnect to its switches within its territory. There can be no assurance that we will be able to:

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  obtain the permits and operating licenses required for us to operate;

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  obtain access to local transmission facilities on economically acceptable terms; or

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  market services in international markets.

In addition, operating in international markets generally involves additional risks, including:

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  unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers;

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  difficulties in staffing and managing foreign operations;

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  problems in collecting accounts receivable;

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  political risks;

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  fluctuations in currency exchange rates;

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  restrictions associated with the repatriation of funds;

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  technology export and import restrictions; and

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  seasonal reductions in business activity.

        Our ability to operate and grow our international operations successfully could be adversely impacted by these risks and uncertainties.

Rapid changes in the telecommunications industry could adversely affect our competitiveness and our financial results.

        The telecommunications industry is changing rapidly due to:

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  deregulation;

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  privatization;

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  technological improvements;

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  availability of alternative services such as wireless and VoIP;

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  expansion of infrastructure; and

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  the globalization of the world's economies.

        If we do not adjust our contemplated plan of development to meet changing market conditions, we may not be able to compete effectively. The telecommunications industry is marked by the introduction of new product and service offerings and technological improvements. Achieving successful financial results will depend on our ability to:

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  anticipate, assess and adapt to rapid technological changes; and

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  offer, on a timely and cost-effective basis, services that meet evolving industry standards.

        If we do not anticipate, assess or adapt to such technological changes at a competitive price, maintain competitive services or obtain new technologies on a timely basis or on satisfactory terms our financial results may be materially and adversely affected.

Natural disasters could adversely affect our business by damaging our network facilities or curtailing voice or data traffic.

        Many of the geographic areas where we conduct our business may be affected by natural disasters, including hurricanes and tropical storms. Hurricanes, tropical storms and other natural disasters could have a material adverse effect on our business by damaging our network facilities or curtailing voice or data traffic as a result of the effects of such events, such as destruction of homes and businesses.

Terrorist attacks and other acts of violence or war may affect the market on which our securities trade, the markets in which we operate, our operations and our profitability.

        Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, and other recent worldwide terrorist actions, may negatively affect our operations and your investment in Primus. We cannot assure you that there will not be further terrorist attacks that impact our employees, network facilities or support systems, either in the United States or in any of the other countries in which we operate. Certain losses resulting from these types of events are uninsurable and others are not likely to be covered by our insurance.

        The United States has recently been engaged in an armed conflict with Iraq, and may enter into additional armed conflicts in the future. The consequences of any armed conflicts are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business.

        Terrorist attacks or armed conflicts may directly impact our business operations through damage or harm to our employees, network facilities or support systems, increased security costs or the general curtailment of voice or data traffic. Any of these events could result in increased volatility in or damage to Primus and the United States and worldwide financial markets and economies. They also could result in a continuation of the current economic uncertainty in the United States or abroad, which could have a material adverse effect on our operating results and financial condition.

The loss of our key personnel could materially and adversely affect our business and future prospects.

        We depend upon the efforts of our management team and our key technical, marketing and sales personnel, particularly those of K. Paul Singh, our Chairman, President and Chief Executive Officer. If we lose the services of one or more of these key individuals, particularly Mr. Singh, our business and its future prospects could be materially and adversely affected. We have entered into an employment agreement with Mr. Singh, with an original term through May 30, 1999, but which has been renewed annually through May 30, 2004. We do not maintain any key person life insurance on the lives of any officer, director or key employee. Our future success will also depend on our ability to attract and retain additional key management and technical and sales personnel required in connection with the growth and development of our business. If we are not successful in attracting and retaining such executives and personnel, our business and future prospects could be materially and adversely affected.

We are subject to potential adverse effects of regulation which may have a material adverse impact on our competitive position, growth and financial performance.

        Our operations are subject to constantly changing regulation. There can be no assurance that future regulatory changes will not have a material adverse effect on us, or that regulators or third parties will not raise material issues with regard to our compliance or noncompliance with applicable regulations, any of which could have a material adverse effect upon us.

        As a multinational telecommunications company, we are subject to varying degrees of regulation in each of the jurisdictions in which we provide our services. Local laws and regulations, and the interpretation of such laws and regulations, differ significantly among the jurisdictions in which we operate. Future regulatory, judicial, legislative and government policy changes may have a material adverse effect on us and domestic or international regulators or third parties may raise material issues with regard to our compliance or noncompliance with applicable regulations, and therefore may have a material adverse impact on our competitive position, growth and financial performance.

        In the United States, regulatory considerations that affect or limit our business include the following:

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  The need to comply with federal and state regulations. Through our operating subsidiaries, we are regulated at the federal level by the Federal Communications Commission (FCC) and at the state level by state public service commissions. We are required to maintain FCC authorizations for our international telecommunications services and state certifications and tariffs for our intrastate services. We are subject to various regulatory policies that affect the conditions under which we are permitted to operate, such as the common carrier requirements not to unreasonably discriminate among customers and to charge just and reasonable rates. We are also subject to certain foreign ownership limitations and the requirement to comply with various FCC and state reporting and fee obligations. Compliance with FCC and state regulations, challenges by third parties to our state tariffs, or complaints about our practices could cause us to incur substantial expenses. Further, the FCC and the state public service commissions have broad authority to sanction us or revoke our authorizations if we violate applicable law.

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  Difficulty in predicting change to government regulation, enforcement and interpretation of telecommunications laws. Our business may be harmed if we do not obtain or retain the necessary governmental approval for our services or if we fail to comply with applicable laws. Enforcement and interpretations of these laws and regulations can be unpredictable and are often subject to the informal views of government officials.

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  Changes in federal and state policies toward VoIP service. The future regulatory classification of VoIP telephony is difficult to predict. If federal and/or state regulators decide that VoIP is a regulated telecommunications service, our VoIP services may be subject to burdensome regulatory requirements and fees and certain of our operating costs may increase.

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  Changes in access charges, universal service and regulatory fee payments. Changes in access charges, universal service and regulatory fee payments will affect our cost of providing long distance services and could materially adversely affect our business, financial condition, results of operations and prospects.

        In Australia, regulatory considerations that affect or limit our business include the following:

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  The need to comply with federal regulations. We are regulated at the federal level by the Australian Communications Authority (ACA) for technical regulation and licensing and the Australian Competition and Consumer Commission (ACCC) for competition matters, including access and enforcement of competitive safeguards. The telecommunications industry is not regulated at the state level in Australia. We are required to maintain a carrier license if we own certain transmission facilities. We are subject to various regulatory policies that affect the conditions under which we are permitted to operate, such as customer service guarantee standards. We are potentially subject in our telecommunications license to conditions that apply to foreign ownership (although this does not currently apply) and the requirement to comply with various ACA and ACCC reporting and fee obligations. Compliance with regulations or complaints about our practices could cause us to incur substantial expenses. Further, the ACA and the ACCC have broad authority to sanction us or (in the case of the ACA) to cancel our license if we violate applicable law.

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  Difficulty in predicting change to government regulation, enforcement and interpretation of telecommunications laws. Our business may be harmed if we do not obtain or retain the necessary governmental approval for our services or if we fail to comply with applicable laws. Enforcement and interpretations of these laws and regulations can be unpredictable and are often subject to the informal views of government officials.

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  Changes in federal policies toward VoIP service. The future regulatory classification of VoIP telephony is difficult to predict. Currently we do not have peering arrangements with Tier 1 ISPs, such as Telstra, SingTel Optus, Telecom New Zealand and UUnet. We therefore pay fees for interconnection that are not paid by these Tier 1 ISPs. If federal regulators decide that VoIP should become a declared telecommunications service, our VoIP services may be subject to burdensome regulatory requirements and fees and certain of our operating costs may increase.

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  Changes in access charges, universal service and regulatory fee payments. Changes in access charges, universal service and regulatory fee payments will affect our cost of providing long distance services and could materially and adversely affect our business, financial condition, results of operations and prospects. We pay termination charges for calls from our network to mobile (cellular) telephone services. Carriers must meet the universal service obligation (USO) and the digital data service obligation to assist in providing all Australians, particularly those living in remote areas, with reasonable access to standard telephone services and digital data services. Telstra is currently the sole universal service provider. One of our subsidiaries, Hotkey Internet Services, has been approved as a special digital service provider. Since 2000, the responsible Minister of the Australian government may make a determination of the amount of USO subsidies, with advice from the Australian Communications Authority. No methodology is provided in any legislation and the Minister could make a determination of a universal service levy (USL) that would be material to us.

        In Canada, regulatory considerations that affect or limit our business include the following:

  •
  The need to comply with federal regulations. Although we operate as a reseller and our rates and terms of service are therefore not subject to direct regulation by the Canadian Radio Television and Telecommunications Commission (CRTC) pursuant to the Canadian Telecommunications Act, we are required to maintain a license for our international telecommunications services and registration as reseller of long distance services. We are subject to foreign ownership restrictions that affect the conditions under which we are permitted to operate (i.e., which prevent us from owning and operating transmission facilities or operating as a competitive local exchange carrier (CLEC)). We are also required to make contribution payments to support universal access. Compliance with CRTC regulations or complaints about our practices could cause us to incur substantial expenses. Further, the CRTC has authority to revoke our international license if we violate applicable law.

  •
  Difficulty in predicting change to government regulation, enforcement and interpretation of telecommunications laws. Our business may be harmed if we do not obtain or retain the necessary governmental approval for our services or if we fail to comply with applicable laws. Enforcement and interpretations of these laws and regulations can be unpredictable and are often subject to the informal views of government officials.

  •
  Changes in access charges and contribution payments. Changes in access charges and contribution payments will affect our cost of providing long distance and other services and could materially and adversely affect our business, financial condition, results of operations and prospects. For 2003, contribution payments were calculated at the rate of 1.3% of our revenues from Canadian telecommunications services.

        In the United Kingdom, regulatory considerations that affect or limit our business include the following:

  •
  The need to comply with laws and regulations. We are subject to the general laws of the United Kingdom including those which relate specifically to telecommunications and to the rules and regulations promulgated thereunder. We are regulated by the Director General of Telecommunications (the "Director General") and the office over which he presides, the Office of Telecommunications ("Oftel"). However, the Director General and Oftel are due to be replaced at the end of 2003 or early in 2004 by a new regulatory authority called the Office of Communications (OFCOM). OFCOM will become the single regulatory authority for the telecommunications and broadcasting sectors. Under the Communications Act adopted July 17, 2003 (the "2003 Act"), all licenses granted previously under the Telecommunications Act 1984 (the "1984 Act") were abolished effective as of July 25, 2003, and we now provide services under and are subject to the terms of a general authorization, which applies to all operators. The Secretary of State has the power to require the suspension of any operator's entitlement to operate under the general authorization in the interests of national security or on public health and safety grounds. Any serious or repeated contravention of the provisions of the general authorization by us would entitle the Director General currently, or OFCOM in the future, to suspend our entitlement to operate under it. Breaches of the general authorization could also result in our incurring financial penalties. We are subject to the views and opinions of, and ultimately to decisions taken by, the Director General currently, and OFCOM in the future, concerning the interpretation of the general authorization and our obligations thereunder and our compliance with the terms of the general authorization.

  •
  Transition period resulting from recently enacted legislation. The terms of the general authorization have not been finalized in all respects and, in due course, additional provisions will be added. These additions will concern mainly, but not exclusively, operators who are deemed to possess significant market power. We can make no assurances that the general authorization, as finalized or as modified in the future, will not have an adverse impact on our business. Furthermore, although the duties and powers of the Director General currently, and OFCOM in the future, and the provisions which they can insert into the general authorization are prescribed under the

    2003 Act, there can be no guarantee that, on specific issues, OFCOM will adopt the same policy approach as was adopted previously by the Director General and Oftel.

  •
  Administrative Charges. Under the general authorization, we are subject to annual administrative charges based on a formula related to annual revenues. The administrative charges effectively replace the license fees under the prior regime, and we cannot make any assurances that they will not result in higher annual payments by us.

  •
  Changes in access charges and universal service payments. We must interconnect our United Kingdom network to the networks of other service providers in the United Kingdom, including BT, to allow end user customers to obtain access to our services and to compete effectively in the United Kingdom. Because it has been deemed to possess significant market power, BT is subject to detailed regulation over the pricing of and other terms on which it provides wholesale interconnection services. Without this regulation or with greater pricing flexibility, BT would be able to charge us higher prices for certain services, subject to any constraints imposed by general competition law. Any decision by the Director General currently, or OFCOM in the future, to require us to provide or to contribute to a fund for the provision of a universal service could materially and adversely affect our business.

Risks Relating to an Investment in our Common Stock

Future sales of our common stock in the public market could lower our stock price.

        Future sales of our common stock in the public market could lower our stock price and impair our ability to raise funds in new stock offerings. As of September 30, 2003, we had 65,521,195 outstanding shares of our common stock that were subject to dilution by:

  •
  22,616,990 shares of common stock offered under this prospectus (13,540,008 of which shares are subject to the terms of a lock-up agreement as described under "Plan of Distribution Lock-Up Agreement") that were issued through conversion of all of our Series C Preferred on November 4, 2003;

  •
  14,157,925 shares of common stock, subject to potential adjustment issuable upon conversion of our 3 3/4% convertible senior notes due 2010 (the "2010 Convertible Notes");

  •
  7,694,645 shares of common stock issuable upon the exercise of outstanding stock options;

  •
  1,428,342 shares of common stock issuable upon the conversion of our 5 3/4% convertible subordinated debentures due 2007 (the "2007 Convertible Notes"); and

  •
  333,587 shares of common stock issuable upon the exercise of outstanding warrants issued in connection with the sale of our 11 3/4% senior notes due 2004 (the "Warrants").

        The holders of the 2010 Convertible Notes have a registration statement covering the notes and common stock (the "Note Registration Statement") that may be acquired upon conversion of the 2010 Convertible Notes on file with the Securities and Exchange Commission ("SEC"), but which has not been declared effective as of the date of this prospectus. Of the 22,616,990 shares offered under this prospectus, there are 17,725,750 and 4,891,240 shares of common stock, respectively, that also first become eligible for resale through Rule 144 under the Securities Act on December 31, 2003 and March 31, 2004, respectively, subject to the lock-up agreement and applicable volume limitations and other restrictions under Rule 144. We may also issue a significant number of additional shares of common stock as consideration for future acquisitions or other investments or for other purposes. We have filed with the SEC an additional registration statement concerning $200 million of debt and equity securities that we may offer from time to time. Sales of a substantial amount of common stock in the public market, or the perception that these sales may occur, could adversely affect the market price of our common stock prevailing from time to time in the public market and could impair our ability to raise funds in additional stock offerings.

The market price of our common stock may decline and fluctuate significantly.

        In recent years, the market prices for securities of companies in the telecommunications industry have declined substantially and have been highly volatile. For example, from January 1, 1998 through December 31, 1999, the market price of our common stock and the Standard & Poor's Telecommunications (Long Distance) Index (Long Distance Index) increased by 137% and 110%, respectively. Subsequently, from January 1, 2000 through September 30, 2003, the market price of our common stock and the Long Distance Index declined by 82% and 89%, respectively. Various factors and events may cause the market price of our common stock to decline or fluctuate significantly. Such factors and events include the liquidity of the market for our common stock, variations in our quarterly operating results and our growth strategies, regulatory, technological or other changes (both domestic and international) affecting the telecommunications industry generally, our competitors' business developments, changes in the cost of telecommunications service or other operating costs and changes in general market conditions. On May 14, 2002, our common stock was delisted from the Nasdaq National Market for failure to meet the required minimum bid price necessary to maintain listing on the Nasdaq National Market, and on such date our common stock began trading on the Nasdaq SmallCap Market, which is generally a less liquid market than the Nasdaq National Market. On March 21, 2003, the listing of our common stock on the Nasdaq National Market was reinstated, after once again satisfying the minimum bid price requirements. There can be no assurance that our common stock will not decline or that future declines in the market price of our common stock will not result in our common stock being delisted from the Nasdaq National Market again or that if such delisting does occur, that there would be a liquid market for our common stock.

A small group of our stockholders could exercise influence over our affairs.

        As of September 30, 2003, funds affiliated with American International Group, Incorporated (AIG) beneficially owned 24.44% of our outstanding common stock through Series C Preferred holdings that were converted into common stock as of November 4, 2003. Such holders' shares of common stock are offered for sale under this prospectus. As a result of such share ownership, these holders can exercise influence over our affairs through the provisions of an agreement between such holders and us, described under "Description of Capital Stock—Contractual Governance Provisions," that requires the consent of a majority of our non-management directors before we may undertake certain actions, and that provides for the right, subject to certain conditions, for the Former Series C Holders to nominate one member for election by stockholders to our board of directors and propose one Board observer, in each case, subject to the maintenance of certain minimum ownership levels.

        In addition, these holders' significant ownership levels could have an influence on:

  •
  amendments to our certificate of incorporation;

  •
  other fundamental corporate transactions such as mergers and asset sales; and

  •
  the general direction of our business and affairs.

        In addition, the applicable triggering provisions of our Rights Agreement (described in greater detail below and under "Description of Capital Stock—Takeover Protections—Rights Agreement") contain exceptions with respect to the acquisition of beneficial ownership of our shares by such holders. As a result, such holders could gain additional control over our affairs without triggering the provisions of our Rights Agreement.

Anti-takeover provisions could impede or discourage a third party acquisition.

        We are a Delaware corporation and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of our company, even if a change in control would be beneficial to our existing stockholders. In addition, our board of directors has the power, without stockholder approval, to designate the terms of one or more series of preferred stock and issue shares of preferred stock, which could be used defensively if a takeover is threatened. We also have adopted a Rights Agreement, commonly known as a "poison pill," that entitles our stockholders to acquire additional shares of our common stock, or a potential acquirer of our company, at a substantial discount from their market value in the event of an attempted takeover, unless such stockholders' rights are earlier redeemed or exchanged by us in the discretion of our board of directors. Our by-laws provide for a classified board of directors serving staggered three-year terms and restrictions on who may call a special meeting of stockholders, and our certificate of incorporation prohibits stockholder action by written consent. The indentures governing our outstanding notes and public debt require that we offer to repurchase such debt or notes upon a change of control. Lastly, all options issued under our stock option plans automatically vest upon a change of control. Our incorporation under Delaware law, our board of directors' ability to create and issue a new series of preferred stock, the acceleration of the vesting of options, the existence of our Rights Agreement, the requirement to repurchase senior notes and the notes, and certain provisions of our certificate of incorporation or by-laws could impede a merger, takeover or other business combination involving our company or discourage a potential acquirer from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock. See "Description of Capital Stock—Takeover Protections."

USE OF PROCEEDS

        We will not receive any proceeds from the sale of the shares of common stock offered by this prospectus. See "Selling Security Holders."

DIVIDEND POLICY

        We have not paid any cash dividends on our common stock to date. The payment of dividends, if any, in the future is within the discretion of our board of directors and will depend on our earnings, capital requirements and financial condition. Dividends are also restricted by certain of the indentures governing our outstanding senior notes and may be restricted by other credit arrangements entered into in the future. Our board of directors presently intends to retain all earnings, if any, for use in our business operations, and accordingly, our board of directors does not expect to declare or pay any dividends in the foreseeable future.

SELECTED FINANCIAL DATA

        The following selected financial data should be read in conjunction with our consolidated and consolidated condensed financial statements, the notes thereto, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in documents incorporated by reference into this prospectus. The statement of operations data for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 and the balance sheet data as of December 31, 1998, 1999, 2000, 2001 and 2002 have been derived from our consolidated financial statements, which have been audited by Deloitte & Touche LLP, independent auditors. The statement of operations data for the six months ended June 30, 2002 and 2003, and the balance sheet data as of June 30, 2002 and 2003, have been derived from the unaudited consolidated condensed financial statements which, in management's opinion, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth therein. You should not rely on interim results as being indicative of results we may expect for the full year.

	Year Ended December 31,					Six Months Ended June 30,
	1998	1999	2000	2001	2002	2002	2003
	(in thousands, except per share amounts)
Statement of Operations Data:
Net revenue	$421,628	$832,739	$1,199,422	$1,082,475	$1,024,056	$495,911	$620,683
Cost of revenue	353,016	624,599	861,181	767,841	668,643	327,462	386,386

Gross margin	68,612	208,140	338,241	314,634	355,413	168,449	234,297

Operating expenses
Selling, general and administrative	79,532	199,581	330,411	303,026	254,152	123,514	166,866
Depreciation and amortization	24,185	54,957	120,695	157,596	82,239	39,971	41,553
Loss on sale of assets	—	—	—	—	—	—	804
Asset impairment write-down	—	—	—	526,309	22,337	337	537

Total operating expenses	103,717	254,538	451,106	986,931	358,728	163,822	209,760

Income (loss) from operations	(35,105)	(46,398)	(112,865)	(672,297)	(3,315)	4,627	24,537
Interest expense	(40,047)	(79,629)	(132,137)	(100,700)	(68,303)	(34,523)	(29,999)
Gain on early extinguishment of debt	—	—	40,952	491,771	36,675	27,251	14,634
Interest income and other income (expense)	11,504	13,395	30,743	(17,951)	(771)	875	200
Foreign currency transaction gain (loss)	—	(104)	(1,357)	(1,999)	8,486	282	24,818

Income (loss) before income taxes	(63,648)	(112,736)	(174,664)	(301,176)	(27,228)	(1,488)	34,190
Income tax benefit (expense)	—	—	—	(5,000)	3,598	10,668	(2,953)

Income (loss) before cumulative effect of change in accounting principle	(63,648)	(112,736)	(174,664)	(306,176)	(23,630)	9,180	31,237
Cumulative effect of change in accounting principle	—	—	—	—	(10,973)	(10,973)	—

Net income (loss)	(63,648)	(112,736)	(174,664)	(306,176)	(34,603)	(1,793)	31,237
Accreted and deemed dividend on convertible preferred stock	—	—	—	—	—	—	(1,678)

Income (loss) attributable to common stockholders	$(63,648)	$(112,736)	$(174,664)	$(306,176)	$(34,603)	$(1,793)	$29,559

Basic income (loss) per common share	$(2.61)	$(3.72)	$(4.40)	$(5.73)	$(0.54)	$(0.03)	$0.35

Diluted income (loss) per common share	$(2.61)	$(3.72)	$(4.40)	$(5.73)	$(0.54)	$(0.03)	$0.34

Weighted average shares outstanding:
Basic	24,432	30,323	39,691	53,423	64,631	64,367	85,332
Diluted	24,432	30,323	39,691	53,423	64,631	64,367	87,572

	Year Ended December 31,					Six Months Ended June 30,
	1998	1999	2000	2001	2002	2002	2003
	(in thousands, except ratios)
Geographic Data
Net revenue:
North America	$188,008	$406,083	$533,027	$453,111	$381,569	$185,802	$237,764
Europe	60,863	195,477	358,986	357,047	363,669	175,156	219,185
Asia-Pacific	172,757	231,179	307,409	272,317	278,818	134,953	163,734

Total	$421,628	$832,739	$1,199,422	$1,082,475	$1,024,056	$495,911	$620,683

Other Data:
Gross margin as a percentage of net revenue	16.3%	25.0%	28.2%	29.1%	34.7%	34.0%	37.7%
Capital expenditures	$75,983	$110,582	$193,772	$87,771	$29,367	$13,350	$9,677
Free Cash Flow(1):
Net cash provided by (used in) operating activities	$(71,296)	$(55,570)	$(131,020)	$(110,351)	$34,633	$6,643	$39,154
Net cash used in investing activities	(54,221)	(200,173)	(240,014)	(89,355)	(31,607)	(13,698)	(10,806)

Free cash flow	$(125,517)	$(255,743)	$(371,034)	$(199,706)	$3,026	$(7,055)	$28,348

	as of December 31,					as of June 30,
	1998	1999	2000	2001	2002	2002	2003
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$136,196	$471,542	$393,812	$83,953	$92,492	$62,196	$65,776
Restricted cash and investments	$25,729	$25,932	$5,066	$4,961	$11,712	$5,463	$11,958
Working capital(2)	$107,193	$384,998	$255,436	$(62,590)	$(64,771)	$(77,943)	$(98,803)
Total assets	$673,963	$1,450,746	$1,748,126	$816,214	$724,588	$778,688	$734,729
Long-term obligations (including current portion)	$420,174	$929,944	$1,256,453	$667,587	$600,988	$614,635	$541,978
Stockholder's equity (deficit)	$114,917	$190,859	$83,695	$(178,484)	$(200,123)	$(163,342)	$(127,381)

(1)
Free cash flow, as defined by us, consists of net cash provided by (used in) operating activities less net cash used in investing activities. Free cash flow, as defined above, may not be similar to free cash flow measures presented by other companies, is not a measurement under generally accepted accounting principles in the United States, and should be considered in addition to, but not as a substitute for, the information contained in our statement of cash flows. We believe free cash flow provides a measure of our ability, after making our capital expenditures and other investments in our infrastructure, to meet scheduled debt payments. We use free cash flow to monitor the impact of our operations on our cash reserves and our ability to generate sufficient cash flow to fund our scheduled debt maturities and other financing activities, including discretionary refinancings and retirements of debt. Because free cash flow represents the amount of cash generated or used in operating activities and investing activities before deductions for scheduled debt maturities and other fixed obligations (such as capital leases, vendor financing and other long-term obligations), you should not use it as a measure of the amount of cash available for discretionary expenditures. Scheduled debt maturities paid during the years ended December 31, 1998, 1999, 2000, 2001 and 2002 were $2.4 million, $21.9 million, $16.3 million, $33.7 million and $25.9 million, respectively and during the six months ended June 30, 2002 and June 30, 2003 were $21.2 million and $31.5 million, respectively. For information regarding our scheduled debt maturities and other fixed obligations, you should review the table disclosing our long-term obligations under "Management's Discussion and Analysis of Financial Conditions and Results of Operations—Liquidity—Short-and Long-Term Liquidity Considerations and Risks incorporated by reference into this prospectus from our quarterly and annual reports on Form 10-Q and 10-K, as filed with the SEC. See "Where You Can Find More Information."

(2)
Working capital consists of current assets less current liabilities, in each case calculated in accordance with United States generally accepted accounting principles. The decrease in working capital as of June 30, 2003 as compared to December 31, 2002 is primarily a result of our using the cash received from the issuance of the Series C Preferred to reduce long-term debt in the amount of $42.5 million.

DESCRIPTION OF CAPITAL STOCK

General

        Our certificate of incorporation authorizes the issuance of 150,000,000 shares of common stock, and 2,455,000 shares of preferred stock, each par value $0.01 per share. As of September 30, 2003, our outstanding capital stock consisted of 65,521,195 shares of common stock held by 568 stockholders of record and 559,950 shares of Series C Preferred held of record by four stockholders. As of such date there were 13,000,000 shares of common stock reserved for issuance upon the exercise of stock options and other stock equivalents, 22,616,990 shares of common stock reserved for issuance pursuant to the conversion of the Series C Preferred, 14,157,925 shares of common stock reserved for issuance pursuant to the conversion of the 2010 Convertible Notes, 1,428,342 shares of common stock reserved for issuance pursuant to the conversion of the 2007 Convertible Notes and 333,587 shares of common stock reserved for issuance pursuant to the exercise of the outstanding Warrants. On November 4, 2003, the holders of our Series C Preferred converted all outstanding Series C Preferred for 22,616,990 shares of our common stock. The following summaries of certain provisions of our capital stock do not purport to be complete and are subject to, and qualified in their entirety by, the provisions of our certificate of incorporation and bylaws, which are available from us upon request, and by applicable law. We are a Delaware corporation and are subject to the Delaware General Corporation Law (DGCL).

Common Stock

        Holders of common stock are entitled to one vote per share on all matters to be voted upon by our stockholders, and the holders of our common stock vote together as a single class on all matters to be voted upon by the stockholders. The holders of common stock are entitled to receive ratably dividends when, as and if declared from time to time by the board of directors out of our assets available for the payment of dividends to the extent permitted by law, subject to preferences that may be applicable to any outstanding preferred stock and any other provisions of our certificate of incorporation. We do not, however, anticipate paying any cash dividends in the foreseeable future.

        Holders of common stock have no preemptive or other rights to subscribe for additional shares. No shares of common stock are subject to redemption or a sinking fund. Holders of common stock also do not have cumulative voting rights, which means the holder or holders of more than half of the shares voting for the election of directors can elect all the directors then being elected. In the event of any liquidation, dissolution or winding up of our company, whether voluntary or involuntary, after payment of our debts and other liabilities, and subject to the rights and liquidation preference, if any, of holders of shares of preferred stock, holders of common stock are entitled to share pro rata in any distribution of remaining assets to the stockholders. All of the outstanding shares of common stock are, and the shares issued upon conversion of the notes will be, fully paid and nonassessable.

Preferred Stock

        We are authorized to issue up to 2,455,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock"), of which 455,000 shares are designated Series A Preferred Stock, 30,000 shares are designated Series B Junior Participating Preferred Stock, and 559,950 shares are designated Series C Preferred.

        In addition to the Preferred Stock designated as described above, our board of directors, without further action by the holders of our common stock is also authorized to issue up to 1,410,050 shares of other Preferred Stock ("Other Preferred Stock"). Our board of directors may determine the timing, series, designation and number of shares of Other Preferred Stock to be issued, as well as the rights, preferences and limitations of such shares, including those related to voting power, redemption, conversion, dividend rights and liquidation preferences. The issuance of Other Preferred Stock could in certain circumstances adversely affect the voting power of the holders of our common stock or have the effect of deterring or delaying any attempt by a person, entity or group to obtain control of us.

Contractual Governance Provisions

        Pursuant to the terms of a contractual governance agreement entered into in connection with the conversion of the Series C Preferred into our common stock, Primus has agreed that, for so long as the Former Series C Holders (see "Selling Security Holders") own common stock representing at least: five percent (5%) of the total outstanding voting power of Primus on a "Fully Diluted Basis" (as defined below), it will use its best efforts, subject to the exercise of fiduciary duties, by our Board of Directors to have a designee of the Former Series C Holders nominated for election by our stockholders as a member of the Board of Directors (without any guarantee that such person shall be elected as a director); and ten percent (10%) of the total outstanding voting power of Primus on a Fully Diluted Basis, it will use its best efforts, subject to the exercise of fiduciary duties, by our Board of Directors to have a designee of the Former Series C Holders serve as a non-voting observer to the board of directors (the "Board Observer"); provided that such director nominee and the Board Observer are reasonably acceptable to a majority of the other directors of the Company. Following the conversion of the Series C Preferred, the Board elected Paul G. Pizzani as a director and Geoffrey L. Hamlin as the Board Observer, each of whom served in similar roles on behalf of the holders of Series C Preferred. For purposes of determining a stockholder's ownership percentage for the taking of such action. "Fully Diluted Basis" shall mean the inclusion of all issued and outstanding shares of common stock plus the maximum number of shares of common stock issuable upon the exercise or conversion of all outstanding debt and equity securities.

        For so long as the Former Series C Holders own common stock representing at least ten percent (10%) of the total outstanding voting power of Primus on a Fully Diluted Basis, Primus may not without majority approval of the non-management directors of Primus, voting together as a group:

  •
  merge or consolidate Primus or any subsidiary with annual revenues of at least $75,000,000 (a "Material Subsidiary") unless there is no change of control of Primus or any Material Subsidiary, measured by majority equity ownership;

  •
  sell, transfer or dispose of all or substantially all of the assets of Primus or any Material Subsidiary;

  •
  incur indebtedness such that we have in excess of $535 million of Net Debt (defined below);

  •
  authorize total common stock issuable upon the exercise of employee, consultant and certain other options, whether granted prior to, on or after the second closing of the Series C Preferred on March 31, 2003 (the "Second Closing"), in excess of 9,000,000 shares (subject to replenishment upon the forfeiture of unvested options);

  •
  liquidate, reorganize, recapitalize, declare bankruptcy, consent to a receiver, or effect a general assignment for the benefit of creditors; or

  •
  issue common stock or common stock equivalents at an effective purchase price per share (including the assumed payment of all applicable exercise or conversion payments at the time of issuance) that is less than the average closing price of the common stock for the consecutive 20-day trading period preceding such issuance, other than certain excluded issuances.

        "Net Debt" means indebtedness of Primus with a maturity of one (1) year or more (excluding any such indebtedness incurred by Primus in connection with its acquisition of assets pursuant to that certain Customer Transfer Agreement by and between Primus and C&W dated September 13, 2002) less our unrestricted cash balance (including proceeds from the Initial Closing and Second Closing not used to achieve certain leverage criteria) as of the last day of the quarter preceding the calculation date.

Common Stock Warrants

        As of September 30, 2003, we had outstanding warrants for the purchase of 333,587 shares of common stock at an exercise price of $9.075 per share.

        The exercise price of the warrants is subject to adjustment upon the occurrence of certain events, including, among other things, the payment of a stock dividend, a merger or consolidation and the issuance for consideration of rights, options or warrants (other than rights to purchase common stock issued to stockholders generally) to acquire our common stock. A holder of any of the warrants described above will not be entitled to any rights as a stockholder of us, including, without limitation, the right to vote with respect to the shares of our common stock, until such holder has exercised the warrants.

Registration Rights

        Holders of Series C Preferred.    Simultaneously with the initial closing of the sale of the Series C Preferred, we entered into a registration rights agreement, pursuant to which we granted to the purchasers of the Series C Preferred (and their affiliates and permitted transferees) (the "Designated Holders") registration rights with respect to the shares of common stock issuable upon conversion of the Series C Preferred held by the Designated Holders (collectively, the "Series C Registrable Securities").

        At any time after the date of the registration rights agreement, the Designated Holders holding at least two-thirds of the Series C Registrable Securities may cause us to file a registration statement under the Securities Act, with respect to their Series C Registrable Securities, so long as the aggregate proceeds to them from the registration statement is expected to exceed $10.0 million (a "Demand Registration"). The Designated Holders are entitled to two Demand Registrations, but in the case of an underwritten Demand Registration, if the number of Series C Registrable Securities to be registered on any particular registration statement is reduced to less than 67% of the Series C Registrable Securities initially requested to be registered, the Designated Holders will be entitled to one additional Demand Registration. Designated Holders whose shares are not included in the initial request for registration may also register their Series C Registrable Securities in the Demand Registration.

        The Designated Holders also have unlimited piggyback registrations, as well as the right to request registrations of their Series C Registrable Securities on Form S-3, subject to certain limitations, so long as the aggregate proceeds to them from a particular Registration Statement is expected to exceed $1.0 million (an "S-3 Registration"). We filed the Registration Statement of which this prospectus is a part with the SEC pursuant to such an S-3 Registration request.

        We may postpone the filing of a registration statement relating to a Demand Registration or an S-3 Registration for certain specified valid business reasons described in the registration rights agreement, but in no event for more than 150 days, and we may withdraw a filed registration statement in the event of any valid business reason not resulting from our actions. We may exercise this right to postponement or withdrawal no more than once in any 12-month period. For so long as the Designated Holders hold at least 10% of the outstanding voting power of our stockholders on a fully diluted basis, we may not grant additional registration rights to any party without the prior consent of a majority of our non-employee directors, unless such registration rights are subordinate to the rights granted under the registration rights agreement.

        All such registrations would be at our expense, exclusive of underwriting discounts and commissions. We and the Designated Holders have entered into customary indemnification and contribution provisions.

Takeover Protections

Classified Board

        Pursuant to our By-laws, our board of directors is divided into three classes of directors each containing, as nearly as possible, an equal number of directors. Directors within each class are elected to serve three-year terms and approximately one-third of the directors sit for election at each annual meeting of our stockholders. A classified board of directors may have the effect of deterring or delaying any attempt by any group to obtain control of Primus by a proxy contest since such third party would be required to have its nominees elected at two separate annual meetings of our stockholders in order to elect a majority of the members of the board of directors. Directors who are elected to fill a vacancy (including vacancies created by an increase in the number of directors) must be confirmed by the stockholders at the next annual meeting of stockholders whether or not such director's term expires at such annual meeting.

Other Protections Under By-Laws

        Our by-laws allow the board of directors to increase the number of directors from time to time and to fill any vacancies on the board of directors, including vacancies resulting from an increase in the number of directors. This provision is designed to provide the board of directors with flexibility to deal with an attempted hostile takeover by a stockholder who may acquire a majority voting interest in us without paying a premium. This provision allows the board of directors to increase its size and prevent a "squeeze-out" of any remaining minority interest soon after a new majority stockholder gains control over us. Further, the by-laws limit the new majority stockholder's power to remove a current or all current directors before the annual meeting in the absence of "cause." Cause for removal of a director is limited to:

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  a judicial determination that a director is of unsound mind;

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  a conviction of a director of an offense punishable by imprisonment for a term of more than one year;

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  a breach or failure by a director to perform the statutory duties of said director's office if the breach or failure constitutes self-dealing, willful misconduct or recklessness; or

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  a failure of a director, within 60 days after notice of his or her election, to accept such office either in writing or by attending a meeting of the board of directors and fulfilling such other requirements of qualification as the by-laws or certificate of incorporation may provide.

Rights Agreement

        We are party to an agreement with StockTrans, Inc., as Rights Agent, dated December 23, 1998 (as amended, the "Rights Agreement"). The Rights Agreement provides for the distribution of rights that entitle the registered holder, subject to the terms of the Rights Agreement (including the Exchange Right described in the succeeding paragraph), to purchase from us one-thousandth of a share (a "Unit") of Series B Junior Participating Preferred Stock, par value $0.01 per share (the "Series B Preferred"), at a purchase price of $90.00 per Unit, subject to adjustment (the "Rights"). Each Unit is designed to be the economic equivalent of one share of our common stock. The Rights are presently attached to all certificates representing shares of outstanding common stock, including the shares of common stock offered under this prospectus that were issued upon conversion of Series C Preferred.

The Rights will separate from the common stock and the Rights will become exercisable (such date, a "Distribution Date") upon the earlier of:

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  ten business days following a public announcement (the date of such announcement being the "Stock Acquisition Date") that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 20% or more of the then outstanding shares of common stock; or

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  ten business days following the commencement of a tender offer or exchange offer that would result in an Acquiring Person owning 20% or more of the then outstanding shares of common stock, or such later date as may be determined by action of a majority of the members of the board of directors (such determination to be made prior to such time as any person becomes an Acquiring Person).

The term "Acquiring Person" does not include us, any of our subsidiaries, any of our employee benefit plans or employee stock plans, or any holder of the common stock issued upon conversion of the Series C Preferred (each such person or entity being referred to as an "Exempt Person").

        In the event that

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  we are the surviving corporation in a merger with an Acquiring Person and shares of common stock shall remain outstanding;

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  a person or group of affiliated or associated persons becomes the beneficial owner of 20% or more of the then outstanding shares of common stock;

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  an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement; or

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  during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., by means of a reverse stock split or recapitalization);

then, in each case, each holder of a Right will thereafter have the right to receive, upon exercise, a Unit of Series B Preferred (or, in certain circumstances, common stock, cash, property or other of our securities) having a value equal to two times the exercise price of the Right. The exercise price is the purchase price multiplied by the number of Units of Series B Preferred issuable upon exercise of a Right prior to the events described in this paragraph. Our board of directors may, at its option, at any time after a person becomes an Acquiring Person, cause us to exchange all or any part of the then outstanding and exercisable Rights for shares of our common stock at an exchange ratio of one share per Right (as adjusted for stock splits, stock dividends or similar transactions) or for Units of our Preferred Stock designed to have the same voting rights as one share of our common stock (the "Exchange Right"). The Exchange Right will terminate once any person (other than an Exempt Person), together with that person's affiliates and associates, becomes the beneficial owner of a majority of our common stock then outstanding. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

        In the event that, at any time following the Stock Acquisition Date,

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  we are acquired in a merger or other business combination transaction and we are not the surviving corporation (other than a merger described in the preceding paragraph);

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  any person or group of affiliated or associated persons consolidates or merges with us and all or part of the common stock is converted or exchanged for securities, cash or property of any other person or group of affiliated or associated persons; or

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  50% or more of our assets or earning power is sold or transferred,

each holder of a Right (except the Rights which previously have been voided or exchanged as described above) shall thereafter have the right to receive, upon exercise, common stock of the Acquiring Person having a value equal to two times the exercise price of the Right.

        The Rights are not exercisable until the Distribution Date and will expire on December 23, 2008 unless the term of the agreement is extended or the Rights are earlier redeemed or exchanged by us. At the time until ten business days following the Stock Acquisition Date or such later date as a majority of the members of the board of directors shall determine (such determination to be made prior to the date specified by the Rights Agreement), a majority of the board of directors may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (subject to adjustment in certain events) (the "Redemption Price"). Immediately upon the action of a majority of the board of directors ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Statutory Provisions

        We are subject to Section 203 of the DGCL which, subject to certain exceptions, prohibits a Delaware corporation, the voting stock of which is generally publicly traded (i.e., listed on a national securities exchange or authorized for quotation on an inter-dealer quotation system of a registered national securities association) or held of record by more than 2,000 stockholders, from engaging in any "business combination" (as defined below) with any "interested stockholder" (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless:

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  prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (1) by persons who are directors and also officers, and (2) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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  on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

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  Section 203 of the DGCL defines "business combination" to include:

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  any merger or consolidation involving the corporation and the interested stockholder;

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  any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

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  subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

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  any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

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  the receipt by the interested stockholder of benefits provided by or through the corporation. In general, Section 203 defines an "interested stockholder" as any person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting stock of a Delaware corporation.

        This provision of the DGCL could prohibit or delay mergers or other takeover or change of control attempts with respect to us and, accordingly, may discourage attempts that might result in a premium over the market price for shares held by our stockholders.

Acceleration of Vesting

        Upon a change of control, our board of directors may accelerate the vesting of all unvested options issued pursuant to our stock option plans. The acceleration of vesting of such options upon a change of control may have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of us by making any such transaction more costly.

Repurchase of Senior Notes

        Upon a change of control, pursuant to the indentures governing each of our senior notes (other than the 1997 senior notes), the holders of such senior notes may require us to repurchase their senior notes at 101% of principal plus accrued interest. A similar provision is contained in the indenture governing our 2000 convertible debentures and the indenture governing the notes offered hereby. These provisions may have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of us.

Indemnification of Directors and Officers

        Section 145 of the DGCL provides the power to indemnify any director or officer acting in his capacity as our representative who was, is or is threatened to be made a party to any action or proceeding for expenses, judgments, penalties, fines and amounts paid in settlement in connection with that action or proceeding. The indemnity provisions apply whether the action was instituted by a third party or arose by or in our right. Generally the only limitations on our ability to indemnify our director or officer is that the director or officer acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action, that the director or officer has no reasonable cause to believe that his conduct was unlawful.

        Article V of our by-laws provides that we will indemnify any person by reason of the fact that he or she is or was a director, officer, employee or agent of Primus (or is or was serving in such capacity for another entity at our request). To the extent that a director, officer, employee or agent of ours has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in such Article V, or in defense of any claim, issue or matter therein, he or shall be indemnified by us against actually and reasonably incurred expenses in connection therewith. Such expenses may be paid by us in advance of the final disposition of the action upon receipt of an undertaking to repay the advance if it is ultimately determined that such person is not entitled to indemnification.

        Our by-laws authorize us to take steps to ensure that all persons entitled to indemnification are properly indemnified, including, if the board of directors so determines, purchasing and maintaining insurance. We have obtained a policy insuring our directors and officers against certain liabilities, including liabilities under the Securities Act.

Limitation of Liability

        Our certificate of incorporation provides that none of our directors shall be personally liable to us or our stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability:

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  for any breach of that person's duty of loyalty to us or our stockholders;

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  for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

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  for the unlawful payment of dividends on or redemption of our capital stock; and

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  for any transaction from which that person derived an improper personal benefit.

        We maintain directors and officers' liability insurance to provide directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts. At present, except for the litigation described in this prospectus, there is no pending litigation or proceeding, and we are not aware of any threatened litigation or proceeding, involving any director or officer where indemnification will be required or permitted under our certificate of incorporation or our by-laws.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is StockTrans, Inc.

SELLING SECURITY HOLDERS

        We originally issued and sold the Series C Preferred to the selling security holders listed below ("selling holders") in transactions exempt from the registration requirements of the Securities Act. Selling holders acquired the common stock upon conversion of the Series C Preferred in transactions exempt from the registration requirements of the Securities Act. Selling holders may, from time to time, offer and sell pursuant to this prospectus any or all of the common stock into which the Series C Preferred shares were converted.

        The following table sets forth information known to us as of November 4, 2003, based upon record holdings and Amendment No. 1 to a Schedule 13D filed by certain of the selling holders with the SEC on April 24, 2003 (the AIG 13D Amendment), with respect to the selling holders and the number of shares of common stock beneficially owned by each selling holder that may be offered under this prospectus. The selling holders may offer all, some or none of such shares of common stock. Because the selling holders may offer all or some portion of the common stock, no estimate can be given as to the amount of the common stock that will be held by the selling holders upon termination of any sales. The table below assumes that all selling holders will sell all of their common stock, unless otherwise indicated.

        In the following table, we have determined the number and percentage of shares beneficially owned in accordance with Rule 13d-3 of the Exchange Act, and this information does not necessarily indicate beneficial ownership for any other purpose. Applicable percentages are based on the shares of common stock outstanding immediately prior to the close of business on November 4, 2003.

Name	Common Stock Beneficially Owned(1) Before Offering		Percent of Common Stock Beneficially Owned Before Offering	Common Stock Offered		Common Stock Beneficially Owned After Completion of the Offering
American International Group, Inc.	21,540,008	(1)	24.40%	21,540,008	(1)	-0-
AIG Global Sports & Entertainment Fund, L.P ("AIG Global Sports")	10,770,004	(2)	12.20%	10,770,004	(2)	-0-
AIG Global Emerging Markets Fund, L.L.C. ("AIG Emerging Markets")	9,739,304	(2)	11.03%	9,739,304	(2)	-0-
GEM Parallel Fund, L.P. ("GEM")	1,030,700	(2)	1.17%	1,030,700	(2)	-0-
Duke Hotels Limited	1,076,982		1.22%	1,076,982		-0-

	22,616,990		25.62%	22,616,990		-0-

(1)
Consists of shares listed below in this column that are held of record directly by AIG Global Sports, AIG Emerging Markets and GEM, each of which is managed by a sole general partner or sole managing member that is an indirect wholly-owned subsidiary of AIG (with AIG Global Sports, AIG Emerging Markets, and GEM collectively constituting the "AIG Affiliated Entities"). According to the AIG 13D Amendment, each of AIG GSEF, L.P. (AIGGSEFGP), the sole general partner of AIG Global Sports; AIG GSEF Investments, Ltd. (AIGGSEFI), the sole general partner of AIGGSEFGP; AIG Capital Partners, Inc. (AIGCP), the sole shareholder of AIGGSEFI; AIG Capital Management Corp. (AIGCMC), the sole managing member of AIG Emerging Markets and the sole general partner of GEM; AIG Asset Management Services, Inc. (AIGAMS), the sole shareholder of AIGCMC; and AIG Global Investment Group, Inc., the sole shareholder of AIGCP and AIGAMS; is also deemed to beneficially own some or all of the shares held of record directly by AIG Global Sports, AIG Emerging Markets and GEM. See also "Plan of Distribution—Lock-Up Agreements."

(2)
Represents shares owned of record included as part of the shares beneficially owned and disclosed in note 1 above.

        With the exception of participation in the purchase of Series C Preferred, and the election and participation of a director and Board Observer, none of the selling security holders has held any position or office or has had any material relationship with us or any of our predecessors or affiliates within three years of the date of this prospectus. The selling security holders purchased the Series C Preferred in private transactions on December 31, 2002 and March 31, 2003 and acquired the shares of common stock upon conversion of such Series C Preferred. The shares of common stock issued upon conversion of the Series C Preferred were "restricted securities" under the Securities Act prior to effectiveness of the registration statement relating to this prospectus.

        Information concerning the selling security holders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary.

PLAN OF DISTRIBUTION

        We are registering 22,616,990 shares of common stock under this prospectus on behalf of the selling security holders. We will receive no proceeds from this offering.

        As used herein, the term "selling security holder" includes donees, pledgees, transferees or other successors-in-interests selling shares received from a named selling security holder as a gift, partnership distribution, or other non-sale-related transfer after the date of this prospectus.

        Subject to the limitations described under "—Lock-Up Agreement," (the "Lock-Up Agreement") the selling security holders may sell shares of common stock from time to time (if at all) using any one or more of the following methods:

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  to or through underwriters, brokers or dealers;

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  directly to one or more other purchasers;

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  through agents on a best-efforts basis;

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  through a combination of any of these methods of sale; or

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  through any other method permitted pursuant to applicable law.

        If a selling security holder sells shares of common stock through underwriters, dealers, brokers or agents, those underwriters, dealers, brokers or agents may receive compensation in the form of discounts, concessions or commissions from the selling security holder and/or the purchasers of the shares of common stock.

        The shares of common stock may be sold from time to time:

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  in one or more transactions at a fixed price or prices, which may be changed;

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  at market prices prevailing at the time of sale;

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  at prices related to prevailing market prices;

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  at varying prices determined at the time of sale; or

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  at negotiated prices.

        These sales may be effected:

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  in transactions on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including the Nasdaq National Market on which our common stock is currently quoted;

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  in transactions in the over-the-counter market;

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  in block transactions in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses, in which the same broker acts as an agent on both sides of the trade;

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  in transactions otherwise than on exchanges or services or in the over-the-counter market;

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  through the writing of options; or

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  through other types of transactions.

        In connection with sales of common stock or otherwise, the selling security holder may, subject to the Lock-Up Agreements, enter into hedging transactions with brokers-dealers or others, who may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling security holder may sell short the common stock and may deliver this prospectus in connection with short sales and use the shares of common stock covered by the prospectus to cover these short sales. In addition, any shares of common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or any other available exemption from registration under the Securities Act may be sold under Rule 144 or another available exemption.

        At the time a particular offering of shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, if any, and any discounts, commissions or concessions allowed or reallowed to be paid to brokers or dealers. To our knowledge, there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares offered hereby.

        Each selling security holder and any underwriters, dealers, brokers or agents who participate in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act and any profits on the sale of the shares of common stock by them and any discounts, commissions or concessions received by any underwriters, dealers, brokers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

        Each selling security holder and any other person participating in a distribution of the shares of common stock will be subject to applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including, without limitation, Regulation M which may limit the timing of purchases and sales of shares of common stock by the selling security holder and any other person participating in the distribution. Furthermore, Regulation M under the Exchange Act may restrict the ability of any person engaged in a distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock being distributed for a period of up to five business days prior to the commencement of the distribution. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

        Certain expenses incurred in connection with the registration of the shares, including printer's and accounting fees and the fees, disbursements and expenses of our counsel and the reasonable fees of one counsel for the selling security holders will be borne by us. Commissions and discounts, if any, attributable to the sales of the shares of common stock will be borne by each selling security holder. We have agreed to indemnify the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. Each selling security holder may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares of common stock against certain liabilities, including liabilities arising under the Securities Act.

Lock-Up Agreement

        Each of the AIG Affiliated Entities has entered into an agreement with Primus through which each has agreed, subject to certain exceptions, not to offer, sell or otherwise dispose of 13,540,008 shares of our common stock or any securities convertible or exchangeable into our common stock for a period of 270 days from November 4, 2003, without the prior written consent of Primus. Notwithstanding the foregoing, the AIG Affiliated Entities may sell up to an aggregate of 8,000,000 shares of our common stock during this 270-day period (exclusive of the 13,540,008 shares referenced above that are subject to the lock-up agreement).

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by us at the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by contacting the SEC and paying a fee for the copying costs. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You also may inspect copies of these materials at the reading room of the library of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. Our SEC filings are also available to the public from commercial document retrieval services and at the SEC's web site at "http://www.sec.gov."

        We "incorporate by reference" into this prospectus certain information we file with the SEC, which means that we can disclose important information to you by referring you to another prospectus we filed with the SEC. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the date of this prospectus but before the end of any offering made under this prospectus:

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  our Current Report on Form 8-K, filed with the SEC on November 4, 2003;

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  our Current Report on Form 8-K, filed with the SEC on October 22, 2003;

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  our Current Report on Form 8-K, filed with the SEC on September 16, 2003;

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  our Current Report on Form 8-K, filed with the SEC on September 5, 2003 (the "Form 8-K");

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  our Quarterly Reports on Form 10-Q for the quarters ended June 30, 2003 and March 31, 2003;

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  our Definitive Proxy Statement on Schedule 14A as filed with the SEC on April 30, 2003, excluding the information contained in such proxy statement under the captions "Executive Compensation and Other Information—Ten-Year Option Repricings," "Stock Price Performance Graph," "Compensation Committee Report on Executive Compensation" and "Report of the Audit Committee," which are not incorporated by reference in this prospectus; and

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  our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, as amended and superseded by Items 5.B and 7 of the Form 8-K;

        We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents described above, except for exhibits, unless the exhibits are specifically incorporated by reference into the prospectus. You should direct your requests to: Primus Telecommunications Group,

Incorporated, 1700 Old Meadow Road, McLean, VA 22102, Attention: Thomas R. Kloster, Senior Vice President.

        WE HAVE AUTHORIZED NO ONE TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS. YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE THEREIN. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION.

        THIS PROSPECTUS DOES NOT OFFER TO SELL OR BUY ANY SHARES OF COMMON STOCK IN ANY JURISDICTION WHERE IT IS UNLAWFUL. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

FORWARD-LOOKING INFORMATION

        Certain statements included or incorporated by reference into this prospectus and elsewhere concerning Primus constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are based on current expectations, and are not strictly historical statements. Forward-looking statements include, without limitation, statements set forth in this prospectus and elsewhere regarding, among other things:

  •
  our expectations of future growth, revenue, foreign revenue contributions and net income, as well as income from operations, earnings per share, cost reduction efforts, cash flow, network development, Internet services development, traffic development, capital expenditures, selling, general and administrative expenses, goodwill impairment charges, service introductions and cash requirements;

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  our financing, refinancing and/or debt repurchase, restructuring or exchange plans or initiatives;

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  our liquidity and debt service forecasts;

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  assumptions regarding stable currency exchange rates;

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  management's plans, goals, expectations, guidance, objectives, strategies, and timing for future operations, acquisitions, product plans and performance;

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  the revenue or other impact of our acquisition of the SME customer base of C&W in the United States; and

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  management's assessment of market factors.

        Factors and risks, including certain of those described in greater detail herein, that could cause actual results or circumstances to differ materially from those set forth or contemplated in forward-looking statements include, without limitation:

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  changes in business conditions;

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  fluctuations in the exchange rates of currencies, particularly any strengthening of the United States dollar relative to foreign currencies of the countries where we conduct our foreign operations;

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  adverse interest rate developments;

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  fluctuations in prevailing trade credit terms or revenues due to the adverse impact of, among other things, further telecommunications carrier bankruptcies or adverse bankruptcy related developments affecting our large carrier customers;

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  the possible inability to raise additional capital when needed, or at all;

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  the inability to reduce, repurchase, exchange or restructure debt significantly, or in amounts sufficient to conduct regular ongoing operations;

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  changes in the telecommunications or Internet industry;

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  adverse tax rulings from applicable taxing authorities;

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  digital subscriber line (DSL), Internet and telecommunications competition;

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  changes in financial, capital market and economic conditions;

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  changes in service offerings or business strategies;

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  difficulty in migrating or retaining customers, including former C&W customers associated with our recent acquisition of this customer base, or integrating other assets;

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  difficulty in providing voice-over-Internet protocol services;

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  changes in the regulatory schemes or requirements and regulatory enforcement in the markets in which we operate;

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  restrictions on our ability to follow certain strategies or complete certain transactions as a result of our capital structure or debt covenants;

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  risks associated with our limited DSL, Internet and Web hosting experience and expertise;

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  entry into developing markets;

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  the possible inability to hire and/or retain qualified sales, technical and other personnel, and to manage growth;

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  risks associated with international operations;

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  dependence on effective information systems;

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  dependence on third parties to enable us to expand and manage our global network and operations;

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  dependence on the implementation and performance of our global asynchronous transfer mode + Internet protocol communications network;

  •
  adverse outcomes of outstanding litigation matters; and

  •
  the outbreak or escalation of hostilities or terrorist acts and adverse geopolitical developments.

        As such, actual results or circumstances may vary materially from such forward-looking statements or expectations. Readers are also cautioned not to place undue reliance on these forward-looking statements which speak only as of the date these statements were made. We are not necessarily obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

        You are advised, however, to consult the discussion of risks and uncertainties under "Risk Factors" in this prospectus and under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Short- and Long-Term Liquidity Considerations and Risks" and "Business—Legal Proceedings" in the Form 8-K and in our Form 10-K and Forms 10-Q filed with the SEC. See "Where You Can Find More Information." These are the principal factors that we think could cause our actual results to differ materially from expected results, but other factors could also adversely affect our business and the value of your investment in our securities.

LEGAL MATTERS

        Cooley Godward LLP, Reston, Virginia, will pass upon the validity of the issuance of the common stock offered under this prospectus.

EXPERTS

        The consolidated financial statements and the related financial statement schedule of Primus Telecommunications Group, Incorporated and subsidiaries, incorporated in this prospectus by reference from Primus Telecommunications Group, Incorporated's Current Report on Form 8-K, as filed with the SEC on September 5, 2003, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report dated February 27, 2003 (August 28, 2003 as to the effects of the adoption of Statement of Financial Accounting Standard (SFAS) No. 145 described in Note 2), which report expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets" and SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, amendment of FASB Statement No. 13, and Technical Corrections," which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the distribution of the notes and common stock being registered. All amounts are estimated, except the SEC Registration Fee, and the Nasdaq National Market Filing Fee:

SEC Registration Fee	$16,431
Accounting Fees	$25,000
Legal Fees and Expenses	$100,000
Printing and Engraving	$5,000
Miscellaneous	$5,000

Total	$151,431

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Section 145 of the Delaware General Corporation Law (the "DGCL") permits each Delaware business corporation to indemnify its directors, officers, employees and agents against liability for each such person's acts taken in his or her capacity as a director, officer, employee or agent of the corporation if such actions were taken in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action, if he or she had no reasonable cause to believe his or her conduct was unlawful. Article X of our Amended and Restated By-Laws provides that we, to the full extent permitted by Section 145 of the DGCL, shall indemnify all of our past and present directors and may indemnify all of our past or present employees or other agents. To the extent that a director, officer, employee or agent of ours has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in such Article X, or in defense of any claim, issue or matter therein, he or she shall be indemnified by us against actually and reasonably incurred expenses in connection therewith. Such expenses may be paid by us in advance of the final disposition of the action upon receipt of an undertaking to repay the advance if it is ultimately determined that such person is not entitled to indemnification.

        As permitted by Section 102(b)(7) of the DGCL, Article 11 of our Amended and Restated Certificate of Incorporation provides that no director shall be liable to us for monetary damages for breach of fiduciary duty as a director, except for liability:

  (i)
  for any breach of the director's duty of loyalty to us or our stockholders,

  (ii)
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

  (iii)
  for the unlawful payment of dividends on or redemption of our capital stock; or

  (iv)
  for any transaction from which the director derived an improper personal benefit.

        We have obtained a policy insuring us and our directors and officers against certain liabilities, including liabilities under the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)
Exhibits.

4.1	Registration Rights Agreement dated as of December 31, 2002 between the Registrant and the holders of Series C Preferred (Incorporated by reference to Exhibit 99.2 of the Registrant's Current Report on Form 8-K filed with the SEC on January 2, 2003).
4.2	Lock-Up Agreement dated November 4, 2003 among Primus and the AIG Affiliated Entities.(1)
5.1	Opinion of Cooley Godward LLP.
23.1	Consent of Deloitte & Touche LLP, Independent Auditors.
23.2	Consent of Cooley Godward LLP (included in Exhibit 5.1).
24.1	Power of Attorney (see page II-3).
99.1	Contractual/Governance Agreement dated November 4, 2003 among Primus and the AIG Affiliated Entities.(1)

(1)
To be filed by amendment.

(b)
Financial Statement Schedules

        Consolidated Schedules are omitted because they are not applicable, or because the information is included in the Schedule, Financial Statements or the Notes thereto, which are incorporated by reference from the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and Current Report on Form 8-K filed with the SEC on September 5, 2003.

ITEM 17. UNDERTAKINGS.

        The undersigned Registrant hereby undertakes:

        (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement

    (i)
    To include any prospectus required by Section 10(a)(3) of the Securities Act;

    (ii)
    To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

    (iii)
    To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to Section 13 or Section 15(d) of the Exchange Act, that are incorporated by reference in this Registration Statement.

        (2)   That, for the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

        (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of McLean, Commonwealth of Virginia, on November 4, 2003.

PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED
By:	/s/ K. PAUL SINGH K. Paul Singh Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

        Each person whose signature appears below constitutes and appoints K. Paul Singh, John F. DePodesta and Neil L. Hazard his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments and registration statements filed pursuant to Rule 462 under the Securities Act) to the Registration Statement on Form S-3, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ K. PAUL SINGH K. Paul Singh	Chairman, President, Chief Executive Officer (Principal Executive Officer)	November 4, 2003
/s/ JOHN F. DEPODESTA John F. DePodesta	Executive Vice President, Secretary and Director	November 4, 2003
/s/ NEIL L. HAZARD Neil L. Hazard	Executive Vice President, Chief Operating Officer and Chief Financial Officer (Principal Financial Officer)	November 4, 2003
/s/ TRACY R. BOOK Tracy R. Book	Vice President — Corporate Controller (Principal Accounting Officer)	November 4, 2003
/s/ DAVID E. HERSHBERG David E. Hershberg	Director	November 4, 2003

/s/ NICK EARLE Nick Earle	Director	November 4, 2003
/s/ PRADMAN P. KAUL Pradman P. Kaul	Director	November 4, 2003
/s/ JOHN G. PUENTE John G. Puente	Director	November 4, 2003
/s/ DOUGLAS M. KARP Douglas M. Karp	Director	November 4, 2003
/s/ PAUL G. PIZZANI Paul G. Pizzani	Director	November 4, 2003

EXHIBIT INDEX

4.1	Registration Rights Agreement dated as of December 31, 2002 between the Registrant and the holders of Series C Preferred (Incorporated by reference to Exhibit 99.2 of the Registrant's Current Report on Form 8-K filed with the SEC on January 2, 2003).
4.2	Lock-Up Agreement dated November 4, 2003 among Primus and the AIG Affiliated Entities.(1)
5.1	Opinion of Cooley Godward LLP.
23.1	Consent of Deloitte & Touche LLP, Independent Auditors.
23.2	Consent of Cooley Godward LLP (included in Exhibit 5.1).
24.1	Power of Attorney (see page II-3).
99.1	Contractual/Governance Agreement dated November 4, 2003 among Primus and the AIG Affiliated Entities.(1)

(1)
To be filed by amendment.